                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 4

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    04543L109
                                 --------------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 12, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: | |
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CUSIP No. 04543L109                  13D                    Page 2 of 7 Pages
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-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                       BET ASSOCIATES, L.P.
                       23-2957243
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) | |
                                                                       (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:

                       AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e):
                                                                           | |
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

                       Delaware
-------------------------------------------------------------------------------
       NUMBER OF                 7. SOLE VOTING POWER
        SHARES                          799,908.30 SHARES OF ISSUER COMMON
     BENEFICIALLY                       STOCK (REPRESENTS SHARES ISSUABLE TO
       OWNED BY                         BET ASSOCIATES, L.P. UPON THE
        EACH                            CONVERSION OF THE ISSUER 6% CONVERTIBLE
      REPORTING                         BONDS DUE NOVEMBER 1, 2002 AND THE
       PERSON                           ISSUER'S 5.62%.CONVERTIBLE BONDS DUE
        WITH                            MAY 1, 2003).
                                -----------------------------------------------
                                 8. SHARED VOTING POWER
                                        -0- Shares
                                -----------------------------------------------
                                 9. SOLE DISPOSITIVE POWER
                                        799,908.30 SHARES OF ISSUER COMMON
                                        STOCK (REPRESENTS SHARES ISSUABLE TO
                                        BET ASSOCIATES, L.P. UPON THE
                                        CONVERSION OF THE ISSUER 6% CONVERTIBLE
                                        BONDS DUE NOVEMBER 1, 2002 AND THE
                                        ISSUER'S 5.62%. CONVERTIBLE BONDS DUE
                                        MAY 1, 2003).
                                -----------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                        -0- Shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       799,908.30 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES ISSUABLE TO BET ASSOCIATES, L.P. UPON THE CONVERSION OF THE ISSUER 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.62%. CONVERTIBLE BONDS DUE MAY 1, 2003).
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           | |
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.7
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                       PN
-------------------------------------------------------------------------------
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CUSIP No. 04543L109                  13D                    Page 3 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                       BRU Holding Company Inc., LLC ("BRU")
                       52-2059411
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) | |
                                                                       (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:

                       AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e):
                                                                           | |
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

                       Delaware
-------------------------------------------------------------------------------
       NUMBER OF                 7. SOLE VOTING POWER
        SHARES                          2,303,600 SHARES OF ISSUER COMMON
     BENEFICIALLY                        STOCK.
       OWNED BY                 -----------------------------------------------
        EACH                     8. SHARED VOTING POWER
      REPORTING                         -0- Shares
       PERSON                   -----------------------------------------------
        WITH                     9. SOLE DISPOSITIVE POWER
                                        2,303,600 SHARES OF ISSUER COMMON
                                        STOCK.
                                -----------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                        -0- Shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,303,600 SHARES OF ISSUER COMMON STOCK.
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           | |
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       13.5
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                       OO
-------------------------------------------------------------------------------
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CUSIP No. 04543L109                  13D                    Page 4 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                       BRUCE E. TOLL
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)  | |
                                                                      (b)  |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:

                       PF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e):
                                                                           | |
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

                       UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
       NUMBER OF                 7. SOLE VOTING POWER
        SHARES                          MR. TOLL HOLDS, THROUGH BRU, 2,303,600
     BENEFICIALLY                       SHARES OF ISSUER COMMON STOCK. BET
       OWNED BY                         ASSOCIATES, L.P. HAS THE RIGHT TO
        EACH                            RECEIVE 799,908.30 SHARES OF ISSUER
      REPORTING                         COMMON STOCK UPON THE CONVERSION OF THE
       PERSON                           ISSUER'S 6% CONVERTIBLE BONDS DUE
        WITH                            NOVEMBER 1, 2002 AND THE ISSUER'S
                                        5.625% CONVERTIBLE BONDS DUE MAY 2003.
                                -----------------------------------------------
                                 8. SHARED VOTING POWER
                                        -0- Shares
                                -----------------------------------------------
                                 9. SOLE DISPOSITIVE POWER
                                        MR. TOLL HOLDS, THROUGH BRU, 2,303,600
                                        SHARES OF ISSUER COMMON STOCK. BET
                                        ASSOCIATES, L.P. HAS THE RIGHT TO
                                        RECEIVE 799,908.30 OF ISSUER COMMON
                                        STOCK UPON THE CONVERSION OF THE
                                        ISSUER'S 6% CONVERTIBLE BONDS DUE
                                        NOVEMBER 1, 2002 AND THE ISSUER'S
                                        5.625% CONVERTIBLE BONDS DUE MAY 2003.
                                -----------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                        MR. TOLL HOLDS, THROUGH BRU, 2,303,600
                                        SHARES OF ISSUER COMMON STOCK. BET
                                        ASSOCIATES, L.P. HAS THE RIGHT TO
                                        RECEIVE 799,908.30 SHARES OF ISSUER
                                        COMMON STOCK UPON THE CONVERSION OF THE
                                        ISSUER'S 6% CONVERTIBLE BONDS DUE
                                        NOVEMBER 1, 2002 AND THE ISSUER'S
                                        5.625% CONVERTIBLE BONDS DUE MAY 2003.
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       MR. TOLL HOLDS, THROUGH BRU, 2,303,600 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 799,908.30 SHARES OF ISSUER COMMON STOCK UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 2003.
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [ ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (MR. TOLL HOLDS, THROUGH BRU, 2,303,600 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 799,908.30 SHARES OF ISSUER COMMON STOCK UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 2003).
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                       IN
-------------------------------------------------------------------------------
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CUSIP No. 04543L109                  13D                    Page 5 of 7 Pages
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by it; (ii) by BRU Holdings Company Inc., LLC ("BRU") with respect to the shares beneficially and by it and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Purchase of 6% Convertible bonds due November 1, 2002. On July 12, 2001, BET purchased a face amount of $3,350,000 of 6% Convertible Bonds in the open market for an aggregate price of $927,391.67.

         Purchase of 5.625% due May 1, 2003. On July 12, 2001, BET purchased a face amount of $1,000,000 of 5.625% Convertible Bonds in the open market for an aggregate price of $276,093.75. On July 16, 2001, BET purchased a face amount of $1,000,000 of 5.625% Convertible Bonds in the open market for an aggregate price of $300,000. The 6% and 5.625% Convertible Bonds are collectively referred to as "Issuer Convertible Bonds."

         Previous Purchases and Sales. Previous purchases and sales by BET, BRU and Mr. Toll are set forth on the Schedule 13D filed on October 27, 1999, amendment numbers 1, 2 and 3 thereto, filed on November 12, 1999, November 20, 2000 and November 22, 2000, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         BET, BRU and Mr. Toll have acquired the Issuer Convertible Bonds and the shares of the Issuer's Common Stock for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

         Neither BET, BRU nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D, although they reserve the right to do so at any time.

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CUSIP No. 04543L109                  13D                    Page 6 of 7 Pages
-------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 799,908.30 shares of Issuer Common Stock, which represents shares issuable upon the conversion of the Issuer Convertible Bonds, which if converted would constitute 4.7% of the Issuer Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on May 15, 2001).

         BRU and Bruce Toll Beneficial Ownership. Mr. Toll, through BRU, beneficially owns 3,103,508.30 shares of Issuer Common Stock (including the 799,908.30 shares of Issuer Common Stock issuable to BET Associates, L.P. upon the conversion of the Issuer Convertible Bonds), which constitutes 18.1% of the Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on May 15, 2001). Such securities were acquired pursuant to the transactions described in Item 3 and the Schedule 13D filed on October 27, 1999 and amendment numbers 1, 2 and 3 thereto, filed on November 12, 1999, November 20, 2000 and November 22, 2000, respectively.

         (b) Mr. Toll, through BRU, has sole voting power and power to dispose of the 2,303,600 shares of the Issuer's Common Stock he owns. BET has sole voting power and power to dispose of the 799,908.30 shares of the Issuer's Common Stock issuable upon the conversion of the Issuer Convertible Bonds it owns.

         (c) Transactions Since Most Recent Filing on Schedule 13D.

             On July 12, 2001, BRU transferred 187,000 shares of Common Stock to Mr. Toll's adult daughter, Jennifer Toll, for no consideration.

             On July 16, 2001, BRU transferred 40,000 shares of Common Stock to Mr. Toll's adult daughter, Jennifer Toll, for no consideration

         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A.

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CUSIP No. 04543L109                  13D                   Page 7 of 7 Pages
-------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2001

BET ASSOCIATES, L.P.

By: BRU LLC
Its General Partner



By:  /s/ Bruce E. Toll
     -------------------
     Bruce E. Toll
     Member


     /s/ Bruce E. Toll
     -------------------
     Bruce E. Toll


BRU HOLDING COMPANY INC., LLC


By:  /s/ Bruce E. Toll
     -------------------
     Bruce E. Toll
     Member